UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-40455

Zhangmen Education Inc.

No.1666 North Sichuan Road, Hongkou District, Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Zhangmen Education Inc. Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company

Zhangmen Education Inc. (the “Company”) (OTCMKTS: ZMENY), a leading online education company in China, today announced that its board of directors (the “Board”) received a preliminary non-binding proposal letter (the “Proposal Letter”), dated May 26, 2023, from Mr. Yi Zhang, founder, chairman of the Board, chief executive officer and interim principal financial and accounting officer of the Company (the “Founder”), to acquire all of the outstanding Class A ordinary shares of the Company (the “Class A Shares”), including the Class A Shares represented by the American Depositary Shares of the Company (the “ADSs,” each currently representing seventy-two Class A Shares), and Class B ordinary shares of the Company (together with the Class A Shares, the “Shares”), that are not already beneficially held by the Founder for a proposed purchase price of US$0.56 in cash per ADS, or US$0.0077778 (representing US$0.56 divided by seventy-two) in cash for each Share (the “Proposed Transaction”). The price represents a premium of approximately 115% and approximately 56% to the volume-weighted average price of the ADSs during the last 30 and 90 trading days, respectively. A copy of the Proposal Letter is attached hereto as Exhibit 99.1. The Board will evaluate and consider the Proposal Letter and the Proposed Transaction.

The Company cautions that the Board has just received the Proposal Letter and has not made any decisions with respect to the Proposal Letter and the Proposed Transaction. There can be no assurance that the Founder will make any definitive offer to the Company, that any definitive agreement relating to the Proposal Letter will be entered into between the Company and the Founder, or that the Proposed Transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Zhangmen Education Inc.

Zhangmen Education Inc. (OTCMKTS: ZMENY) is a leading online education company in China providing quality-oriented education to students. Over the years, the Company has successfully garnered wide recognition in the industry and established “Zhangmen” as a trusted online education brand. For more information, please visit ir.zhangmenedu.com.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhangmen Education Inc.

Investor Relations

E-mail: ir@zhangmen.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: zhangmen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zhangmen@thepiacentegroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhangmen Education Inc.

By	:	/s/ Yi Zhang
Name	:	Yi Zhang
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: May 26, 2023

EXHIBIT INDEX

Exhibit No.	Description

99.1	The Non-Binding Proposal Letter